UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission file number 1-14542

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

(exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

7/FL. B, No. 132, Sec. 3

Min-Sheng East Road

Taipei, 105, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

            Attached hereto as Exhibit 99.1 and 99.2, respectively, please find, (i) a press release issued by the Registrant on August 13, 2014 reporting its unaudited consolidated financial results for the quarter ended March 31, 2014; and (ii) a press release issued by the Registrant on August 18, 2014 announcing the record date for its 2014 annual general meeting of the shareholders.

      Exhibit 99.1                 Press Release, dated August 13, 2014, reporting unaudited consolidated financial results for the quarter ended March 31, 2014.

      Exhibit 99.2                 Press Release, dated August 18, 2014, announcing the record date for the 2014 annual general meeting of the shareholders.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE

CORPORATION LIMITED

By: /s/ Ivan Hsia

Name:  Ivan Hsia

Title:    Chief Financial Officer

Date: September 2, 2014